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                               September 3, 2020

       Phil Scala
       Chief Executive Officer
       GoIP Global, Inc.
       3419 West Gray Court
       Tampa, FL 33609

                                                        Re: GoIP Global, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August 7,
2020
                                                            CIK No. 0001277250

       Dear Mr. Scala:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Filed August 7, 2020

       Overview, page 6

   1. Please tailor this section and and other relevant sections throughout the filing to acknowledge that you
have no assets and have not generated any revenues,
                                                        notwithstanding the
numerous business segments you mention here.
   2. In an appropriate place in your prospectus, please revise to address the status of the satisfaction of the
conditions necessary for you or the counter-party to enter into binding agreements for the
acquisition of the transportation company or the rights and assets of a second FedEx Route.
Revise to quantify the amount of consideration for each proposed transaction.
 Phil Scala
FirstName  LastNamePhil  Scala
GoIP Global,  Inc.
Comapany 3,
September  NameGoIP
              2020    Global, Inc.
September
Page  2    3, 2020 Page 2
FirstName LastName
Transaction with Transworld Enterprises, Inc., page 6

3. You disclose that the Transworld shareholders received 1 million shares each of Series D and Series F Preferred Stock that is convertible into 80% of the company's common shares either upon a reverse stock split or at any time as follows:

         The series D preferred stock is convertible into 80% of the Company
s issued and
         outstanding shares of common stock upon consummation of a reverse stock split and votes on an as converted basis. The series F preferred stock is convertible into 80% of the
         Company   s issued and outstanding shares of common stock at any time at the option of
         the holder and votes on an as converted basis.

         It is unclear from your disclosure whether the exercise of the conversion of the Series F
         Preferred Stock prior to the reverse stock split would negate the conversion rights of the
         Series D Preferred Stock and Series G Preferred Stock shareholders. Please explain to us when you expect your shareholders to approve the reincorporation and reverse stock split of one-for-five hundred, and the impact on the sequencing of the exercise of the conversion rights of the Series D, Series F and Series G Preferred Stock.
Recent Developments
May 2020 Financing, page 7

4. Please tell us and disclose how you intend to account for the issuance of the convertible notes with aggregate principal amount of $3 million and an acquisition price of $2.7 million. Such disclosure may be made upon updating your financial statements.
5. Please tell us whether the July 2020 Convertible Notes are the same as those issued in
         May, and clarify accordingly. Reference is made to your Management's Discussion and
         Analysis on page 23.
6. Please revise your disclosure to provide readers with a hypothetical example of the conversion price of the Notes, using a recent stock price to illustrate how the 75% of the average VWAP is calculated. Please also explain when this alternative conversion feature is utilized, rather than the $.25 per share.
The Offering, page 9

7. Please revise to acknowledge the voting rights of the common stock your selling stockholders are offering for resale, and discuss those voting rights as compared to those of your outstanding preferred stock.
Risk Factors, page 11

8. Given your lack of revenues and your recent acquisition of TransWorld, it is unclear to what extent your risk factor disclosures accurately convey the risks that are applicable to you.
 Phil Scala
GoIP Global, Inc.
September 3, 2020
Page 3
         In this regard, please make the following revisions:

                In your "We have no history of profitability," "We will need additional funding..."
              and "We have had operating losses" risk factors, please revise to state that you have no revenues, in addition to acknowledging that you are not profitable.
                In your "Widespread health developments..." and "The nature of our business is speculative" risk factors please revise to remove references to the sale of products, manufacturing and supply elements and marketing given that it does not appear that these aspects of your business are operational or tell us why you believe these references are appropriate.
9. Please revise to include any material risks associated with operations in the transports business, assuming this is the primary business in which you intend to focus your efforts.
10. Please revise to include any risks associated with your proposed reincorporation and reverse stock split.
11. We note your risk factor relating to the beneficial ownership of your executive officers and directors. Please update to reflect the ownership percentages set forth in your beneficial ownership table.
Management's Discussion and Analysis
Liquidity, page 26

12. Provide a more detailed discussion of the steps you plan to take to implement your plan of operation. In your discussion, quantify the amount of funding you anticipate requiring to meet your reporting obligations and to pursue your business plan for at least the next twelve months. Discuss your plans to raise the necessary funds.
Directors, Executive Officers and Corporate Governance, page 31

13. Please include the ages of each of your directors and executive officers. Refer to Item 401 of Regulation S-K.
14. We note the descriptions included in Mr. Orr's biography related to the success of his prior endeavors. Please recharacterize these statements as his beliefs or provide the necessary backup to support such statements.
15. We note that you refer to Mr. Orr as your "President, Chief Financial Officer and
       Director" on page 33. Please update to include each of his titles where appropriate throughout the registration statement.
FirstName LastNamePhil Scala
16. Your website indicates that Mr. Scala is your interim chief executive officer. Please
Comapany    NameGoIP
       update to includeGlobal, Inc. proper titles where appropriate throughout the registration
                          Mr. Scala's
       statement.
September   3, 2020 Page 3
FirstName LastName
 Phil Scala
FirstName  LastNamePhil  Scala
GoIP Global,  Inc.
Comapany 3,
September  NameGoIP
              2020    Global, Inc.
September
Page  4    3, 2020 Page 4
FirstName LastName
Certain Relationships and Related Party Transactions, page 41

17. We note that your chief executive officer provides the principal place of business to your company at no charge and that he may be reimbursed for actual expenses incurred relating to your business. To the extent the value of the rent or actual expenses is being forgone by your chief executive officer triggers applicable disclosure requirements, please disclose this arrangement in your Certain Relationships and Related Transactions section. Refer to
         Item 404(d)(1) of Regulation S-K.
18. We note your purchase agreement with KORR Value LP, an entity controlled by your chief executive offer. Please analyze this agreement under Item 404(a) of Regulation S-K and include the necessary disclosure in this section.
General

19. Please provide Selected Financial Data in accordance with Item 301 of Regulation S-K or explain why such information has been omitted.
20. You appear to be a shell company as defined in Rule 405 under the Securities Act of
         1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status.
        You may contact Robert Shapiro at (202) 551-3273 or Jim Allegretto at
(202) 551-
3849 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Stephen Cohen, Esq.